

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 9, 2009

via U.S. mail and facsimile

Jianye Wang, CEO and CFO
China Jianye Fuel, Inc.
136-20 38th Avenue, Unit 3G
Flushing, NY 11354

> **RE: China Jianye Fuel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 0-52496**

Dear Mr. Wang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief